UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

APRIL 21, 2011

SEVEN ARTS PICTURES PLC
(Exact name of registrant as specified in its charter)

England	333-158669
(State or other jurisdiction of incorporation)	(Commission File Number)

136-144 New Kings Road London SW6 4LZ, UK	W1J 7SG
(Address of principal executive offices)	(Zip Code)

44 (203) 006-8222
Registrant's telephone number, including area code

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☑ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

Changes in Registrant’s Certifying Accountant

On April 21, 2011, Seven Arts Pictures plc (the “Registrant”) dismissed RBSM, LLC (“RBSM”) as the Registrant’s principal accountant effective on such date.  The reports of RBSM on the Registrant’s financial statements for fiscal years ended  June 30, 2010, June 30, 2009, March 31, 2008 and the three months period ended June 30 2008 did not contain an adverse opinion or a disclaimer of opinion, were not qualified or modified as to uncertainty, audit scope, or accounting principles.  The Registrant has engaged Kabani & Company, Inc. (“Kabani”) as its new principal accountant effective as of April 21, 2011, which will include review of the Company’s financial statements for the six months ended December 31, 2010.

During fiscal years ended June 30, 2010, June 30, 2009, March 31, 2008 and the three months period ended June 30, 2008, there were no disagreements by the Registrant with RBSM on any matter of accounting principles or practices, financial statements disclosures, or auditing scope or procedures, which disagreement(s), if not resolved to the satisfaction of RBSM, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report, nor were there any reportable events as defined in Item 304(a)(1)(iv) of Regulation S-K.

The Registrant engaged Kabani & Company, Inc. (Kabani) as the Registrant’s new independent accountant as of April 21, 2011.  During fiscal years ended June 30, 2010, June 30, 2009, March 31, 2008 and the three months period ended June 30 2008, neither the Registrant nor anyone on the Registrant’s behalf engaged Kabani regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Registrant’s financial statements, or any mater that was either the subject of a “disagreement” or a “reportable event,” both as such terms as defined in Item 304 of Regulation S-K.

The Registrant has made the contents of its original Form 6-K available to RBSM and requested it to furnish a letter to the Securities and Exchange Commission as to whether RBSM agrees or disagrees with, or wishes to clarify the Registrant’s expression of its view.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned duly authorized.

SEVEN ARTS PICTURES PLC

By:	/s/ Peter Hoffman
Peter Hoffman
Chief Executive Officer

May 10, 2011